Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

September 24, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 485,494 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from September 16, 2024, up to and including September 20, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 129,917,308 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (129,917,308) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
16/09/2024	LSE	34,346	739.95
16/09/2024	BATE	14,190	738.85
16/09/2024	CHIX	26,130	741.16
16/09/2024	AQUIS	7,208	749.08
17/09/2024	LSE	34,712	735.24
17/09/2024	BATE	7,916	734.69
17/09/2024	CHIX	37,264	735.93
17/09/2024	AQUIS	3,863	734.32
18/09/2024	LSE	66,523	725.39
18/09/2024	BATE	14,669	724.79
18/09/2024	CHIX	39,164	724.83
18/09/2024	AQUIS	5,144	724.74
19/09/2024	LSE	32,064	736.46
19/09/2024	BATE	7,822	735.70
19/09/2024	CHIX	31,201	736.29
19/09/2024	AQUIS	7,450	736.41
20/09/2024	LSE	57,797	711.74
20/09/2024	BATE	14,008	710.71
20/09/2024	CHIX	35,685	711.03
20/09/2024	AQUIS	8,338	709.73

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123